One Belvedere Place
Suite 300
Mill Valley, CA 94941

Phone 415.389.7373

October 11, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549

Attn:	Eric McPhee Jennifer Monick
Office of Real Estate & Construction

Re:	Redwood Trust, Inc.
Response to Comments on:
Form 10-K for the Year Ended December 31, 2022, filed March 1, 2023
Form 8-K, filed July 27, 2023 Response dated September 13, 2023
File No. 001-13759

Dear Mr. McPhee and Ms. Monick,

On behalf of Redwood Trust, Inc. (“Redwood” or the “Company”), I hereby provide the following responses in reply to the Staff’s comment letter dated September 27, 2023 (the “Comment Letter”) in connection with the above-referenced Current Report on Form 8-K (the “July 2023 8-K”). For your convenience, our responses are preceded with an italicized recitation of the comments set forth in the Comment Letter.

Form 8-K filed July 27, 2023

Exhibit 99.1

Non-GAAP Disclosures, page 10

1.	We have reviewed your response to comment 1. Please clarify the following related to your change in economic basis of investments adjustment:

•	We note that you believe that Earnings Available for Distribution ("EAD") is a non-GAAP measure that can supplement your analysis of your ability to pay dividends. In light of this purpose, please tell us how you determined it was appropriate to adjust net earnings to include what appears to be a non-cash item to arrive at EAD.

Redwood takes a long-term perspective in analyzing the returns it seeks to provide to shareholders through a stable and sustainable level of dividend payments; and Redwood’s analysis of its ability to pay dividends, is based on many factors, including its run rate and projected earnings, its liquidity, and REIT taxable income and distribution requirements. Further, Redwood’s approach to setting dividends is generally not based on cash earned in the current period, and EAD is not intended to represent a cash earnings metric. Rather, EAD is intended to provide a supplemental measure of Redwood’s earnings, which, among other things, adjusts for certain market valuation changes that may not be indicative of Redwood’s current run rate returns. Additionally, while the adjustment for change in economic basis may represent a non-cash amount in any given period, it represents the accretion in value of an investment based on cash Redwood expects to receive in the future relative to an investment’s current fair value. As Redwood carries its investment portfolio at a net discount to par value, accretion represents an important component of economic net income – and this was one factor which led Redwood to include this adjustment to GAAP net income to arrive at EAD.

October 11, 2023

Please further elaborate for us why the component of your investments’ market value changes associated with the passage of time provides useful information for investors.

Redwood marks substantially all of its assets to market, which has created volatility in our GAAP earnings due in part to short-term market fluctuations. Over time, Wall Street analysts and Redwood’s investors have provided feedback that it is helpful to have an additional earnings metric that, among other things, excludes the impact of this volatility and provides a measure of what Redwood expects to earn over the remaining life of its investments relative to its current book value. Similar to the analysis an investor might take when buying a bond, a key data point for Redwood’s investors is the Company’s expected forward yield on its portfolio of investments, which is based on expected cash flows relative to the portfolio’s current fair value. The component of Redwood’s investments’ market value changes associated with the passage of time represents the accretion in value of an investment based on its estimated economic yield (i.e., forward yield).

Please clarify for us how this adjustment isolates the changes associated with the passage of time, as it appears to be based, in part, on the GAAP fair value, which would be based, in part, on changes in benchmark interest rates, credit spreads and other factors.

This adjustment isolates changes associated with the passage of time, as it reflects the accretion in value of an investment based on the time value of money using the beginning fair value of an investment and its expected future cash flows. Using a principal-only/zero-coupon bond as an example, while such a bond does not pay any current interest, all else held equal (market interest rates, credit spreads, loss assumptions, etc.), its fair value will increase each quarter based on the time value of money and the passage of time. That increase in fair value is what Redwood refers to as the “estimated economic income” for an investment and is used to derive an investment’s “change in economic basis”. Any other changes in fair value aside from this amount are excluded from Redwood’s calculation of EAD.

In your example, you discuss an instrument with a fair value that is 85% of par value. Please clarify for us how the following variations to your example would factor into your calculation of your expected economic return and/or EAD: (1) originated loan at 100% of par value and a current fair value of 85% of par value, (2) loan purchased at 75% of par value and a current fair value of 85% of par value, (3) loan purchased at 100% of par value and a current fair value of 85% of par value, (4) loan where the company expects losses on the security.

See Table 1 below for detail on the following example, which presents the first and third variations from the inquiry (including a loss assumption from the fourth variation) – the calculations are the same regardless of whether a loan is originated or purchased at par, so the example represents a single scenario. In this example, the loan begins with a fair value of 100% of par, with the fair value subsequently declining at the end of the second year to 85% of par, and ultimately recovering to 95% of par at maturity.

In Period 1, since the beginning and ending prices are 100% of par, there are no adjustments to EAD. In the Period 2, the loan’s fair value declines from 100% of par to 85% of par, generating negative $15 of investment fair value changes for GAAP. EAD is adjusted by adding back the $15 unrealized loss.

October 11, 2023

At the beginning of Period 3, using the beginning price of $85, and assuming a $5 principal loss at maturity, a new estimated economic yield of 7.34% is calculated. For an investor in Redwood, this is the projected yield the investment is expected to earn going forward. For Period 3, assuming no changes in cash flows or discount rates, the fair value of the investment would increase by $2.2. Here we would note that the total investment fair value changes are solely attributable to the “change in economic basis” over the period.

Therefore, GAAP income for Period 3 would be equal to the interest income of $4 plus the change in economic basis of the investment of $2.2, totaling $6.2. EAD would equal GAAP income for the investment, as you start with GAAP income, subtract out total investment fair value changes of $2.2 and then add back the portion attributable to the change in economic basis, which in this case is the same $2.2, to arrive at $6.2.

It is important to underscore that the change in economic basis is a component of the total investment fair value change, which is why we have a two-step process to first subtract out the entirety of the investment fair value changes and then only add back the component related to the change in basis to ensure there is no double counting of any economic income in EAD for the period.

The relevance of EAD to our shareholders is illustrated by an investor purchasing our stock at the beginning of Period 3. For the investment in this example, which was marked to $85 at the beginning of Period 3, and forecasted to pay off at 95% of par, over its remaining life projected EAD income and GAAP income would be the same, as the investments fair value would increase to $95 at maturity, generating $15 of positive investment fair value changes income for GAAP, and EAD would recognize $15 of change in economic basis income through EAD (the same interest income would be recognized under both). However, given that over many scenarios, GAAP income and EAD will not equate over the entire life of an investment, Redwood’s disclosures for EAD include language noting how management uses the metric and the limits to its usefulness and comparability over time or as a cumulative measure.

October 11, 2023

Table 1

Period	1	2	3	4	5	6
Principal balance	$100	$100	$100	$100	$100	$100

Key Assumptions
Beginning Price	$100.0	$100.0	$85.0	$87.2	$89.6	$92.2
Ending price	$100.0	$85.0	$87.2	$89.6	$92.2	$95.0
Coupon	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
Economic Yield (beginning period)	4.00%	4.00%	7.34%	7.34%	7.34%	7.34%
Expected principal recovery	100%	95%	95%	95%	95%	95%

GAAP income
Interest income	4.0	4.0	4.0	4.0	4.0	4.0
Investment fair value changes
Change in value from rates, spreads, etc.	0.0	(15.0)	0.0	0.0	0.0	0.0
Change in economic basis	0.0	0.0	2.2	2.4	2.6	2.8
Total investment fair value changes	0.0	(15.0)	2.2	2.4	2.6	2.8

Total GAAP income	4.0	(11.0)	6.2	6.4	6.6	6.8

EAD Adjustments
Reverse total investment fair value changes	0.0	15.0	(2.2)	(2.4)	(2.6)	(2.8)
Add back change in economic basis	0.0	0.0	2.2	2.4	2.6	2.8
EAD	4.0	4.0	6.2	6.4	6.6	6.8

For the second variation from the inquiry, all the adjustments would be the same for the Period 1 (assuming no change in fair value at the end of Period 1) and for Periods 3 through 6. In Period 2, $10 of positive investment fair value changes would be recorded in GAAP income and EAD would subtract the same $10, causing EAD income to be lower than GAAP income by $10.

To enable us to better understand the mechanics of your calculation, please clarify for us if there is a different impact to your adjustment and/or to EAD for a loan that was originated at 100% of par value with a current fair value of 85% of par value as compared to a loan originated at 100% of par value with a current fair value of 100% of par value. In your response, please address the impact to an individual quarter, as well as over the 10 year life of the instrument.

There would be a different impact to the adjustments to EAD and to EAD overall for the two variations described in this inquiry. The example shown in Table 1 above, presents how EAD would be recorded for the first variation in this inquiry. For the second variation in this inquiry, assuming the loan is valued at par over the life of the investment, there would be no adjustments to EAD in any of the years, and therefore GAAP and EAD would be the same over the life of the investment.

October 11, 2023

Enhanced Disclosure:

Upon the Staff’s request, Redwood will enhance its future disclosures related to non-GAAP Earnings Available for Distribution, and specifically related to the Change in economic basis of investments adjustment, to provide additional detail as to the methodology of the calculation and the usefulness of the adjustment, including limitations of the metric as a cumulative measure over historical periods, consistent with the additional information included in this and the prior response to the Staff’s inquiries.

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Should you have any further comments or questions about this letter, please contact me by telephone at 415-384-3827 or by email at brooke.carillo@redwoodtrust.com.

Very truly yours,

Redwood Trust, Inc.

By:	/s/ Brooke Carillo
Brooke Carillo
Chief Financial Officer